UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)

LaSalle Hotel Properties
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

517942108
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 20th Floor New York, NY 10017 (212) 707-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Jeffrey R. Katz
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
(617) 951-7072

May 14, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO.: 517942108

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 10,000,000
	(8)	SHARED VOTING POWER: 0
	(9)	SOLE DISPOSITIVE POWER: 10,000,000
	(10)	SHARED DISPOSITIVE POWER: 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,000,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.1%

(14)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

__________________

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission on April 2, 2018 (the “Schedule 13D”), as amended by Amendment No. 1 filed on April 23, 2018 (“Amendment No. 1”), by HG Vora Capital Management, LLC (the “Manager” or the “Reporting Person”) with respect to the shares of Common Stock of LaSalle Hotel Properties owned directly by the HG Vora Special Opportunities Master Fund, Ltd.  The Manager is hereinafter referred to as the “Reporting Person.”  Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.  Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D and Amendment No. 1.

Items 4, 5, and 7 of the Schedule 13D are hereby amended and supplemented as follows.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock for investment purposes in the ordinary course of business and presently holds approximately 9.1% of the Issuer’s Common Stock.

The Reporting Person has engaged, and may continue to engage, in communications with the Issuer’s management and board of directors concerning strategic alternatives, including a potential sale of the Issuer.

Except for the foregoing, the Reporting Person does not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D

Item 5.	Interest in Securities of the Issuer

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.
1.	Manager – 10,000,000 shares of common stock, which represents 9.1% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 110,382,519 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018.

(c) In the 60 days prior to this filing, the following describes the Reporting Person’s purchase and sale activity in shares of Common Stock in the open market:

Trade Date	Shares Purchased/(Sold)	Avg. Price of Shares Purchased/Sold
3/22/18	35,000	$25.31
3/28/18	660,000	$28.50
3/29/18	1,740,000	$28.86
4/17/18	395,000	$31.27
4/18/18	105,000	$31.21
4/19/18	169,522	$30.83
4/20/18	330,478	$30.88
4/23/18	250,000	$31.08
4/24/18	143,402	$30.48
4/25/18	156,598	$30.28
4/26/18	25,000	$29.94
4/30/18	25,000	$29.62
5/07/18	50,000	$30.21
5/08/18	100,000	$30.39
5/09/18	250,000	$30.68

(d) and (e). Not applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – May 14, 2018 Letter from HG Vora Capital Management, LLC to the Trustees of LaSalle Hotel Properties.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2018

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member

Exhibit 1

May 14, 2018

Mr. Michael Barnello
Ms. Denise Coll
Mr. Jeffrey Foland
Mr. Darryl Hartley-Leonard
Mr. Jeff Martin
Mr. Stuart Scott
Mr. Donald Washburn

c/o Mr. Kenneth Fuller
Corporate Secretary
LaSalle Hotel Properties
7550 Wisconsin Avenue, 10th floor
Bethesda, MD 20814

Dear Trustees of LaSalle Hotel Properties:

We currently own 10.0 million shares or 9.1% of LaSalle Hotel Properties (the “Company” or “LaSalle”). Based on publicly available information, we own nearly 40% of all shares held by LaSalle investors that do not also own shares in Pebblebrook Hotel Trust (“Pebblebrook”). As LaSalle’s largest non-conflicted shareholder, we are unbiased and singularly focused on maximizing the value of the Company’s shares. We continue to believe a sale of the Company would achieve that goal and an objective assessment of the most recent public merger offer from Pebblebrook should lead you to a similar conclusion.

Pebblebrook’s initial offer provided a premium of 16.8% to LaSalle’s unaffected share price, which we deemed inadequate to merit exclusive discussions. According to data compiled separately by your financial advisors at Goldman Sachs1 and legal advisors at Goodwin Proctor,2 the median premium for public REIT acquisitions is 14.7% and 13.3%, respectively. Since its initial offer, Pebblebrook increased its proposed exchange ratio twice, added a material cash component and reported very strong earnings. Pebblebrook’s “final” public offer currently values LaSalle at $34.50, or a 38.9% premium to LaSalle’s unaffected share price of $24.84. The existing offer reflects one of the largest premiums paid in recent history for a public REIT1 and includes several beneficial terms including a go-shop period and a favorable termination fee. During the 2012-2017 time period, only 13% of REIT M&A transactions have included a go-shop provision, and the proposed termination fee of 1.25% during the go-shop period is substantially lower than the median fee of 3.2%.2

As we have privately informed you, we believe a sale on these terms or better would be superior to any credible standalone plan. Absent a more attractive third-party offer, you should negotiate the final structural terms (e.g., the mechanics of the cash component) of a definitive merger agreement with Pebblebrook and subsequently use the go-shop period to evaluate whether a superior proposal can be obtained. We would welcome the opportunity to sign a confidentiality agreement in order to provide more informed input.

Sincerely,
Parag Vora

1 GGP Inc. Schedule 13E-3, filed May 2, 2018, Exhibit (c)(10), page 47, “Precedent US REIT Transaction Premia” (www.sec.gov/Archives/edgar/data/1496048/000119312518147835/d579016dex99c10.htm).
2 Goodwin Insights, published January 29, 2018 (www.goodwinlaw.com/-/media/files/publications/goodwin-insights_trends-in-public-reit-ma.pdf).